September 18, 2006

Mr. David H. Humphrey
Branch Chief-Accountant
United States Securities and Exchange Commission
Washington, D.C. 20549-0402

Re: Autocam Corporation
    Form 10-K for the year ended December 31, 2005
    Filed March 30, 2006
    File No. 033-42670

Dear Sir:

In your letter dated August 22, 2006, you provided an additional staff comment on the Autocam Corporation ("Autocam" or "the Company") Form 10-K for the year ended December 31, 2005. This comment and the company response is discussed below.

COMMENT:

Note 2 - Business Combinations, page 47

We note your response to our prior comment #4. However, we continue to believe that you have not adequately disclosed your purchase price allocation. In this regard, it does not appear that you have appropriately addressed the disclosure requirements of paragraphs 51 (b), (d) and (e) of SFAS 141. As such, please revise your financial statements to include all of the aforementioned information. We would expect clear and comprehensive disclosures presented in the formats specified by paragraphs 51 and 52 of SFAS 141 as long as the period of the acquisition is presented in your financial statements.

RESPONSE: As agreed during our teleconference discussions on September 6, 2006, the disclosures requirements of SFAS 141 paragraphs 51 (b) and 51 (d) have been satisfied. Further, the Company will incorporate all requirements of SFAS 141 paragraph 51 (e) in future filings as long as the period of acquisition is presented in the financial statements.

As also requested in your letter of August 22, 2006, we acknowledge the following:

     - The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

     - Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     - The Company may not assert comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Regards,

AUTOCAM CORPORATION

/S/ Warren A. Veltman
-------------------------------------
Warren A. Veltman
Chief Financial Officer

Cc: Mr. Juan Migone, Securities and Exchange Commission, Division of Corporate
    Finance
    Ms. Margery Reich, Securities and Exchange Commission, Division of Corporate Finance